Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

ELI LILLY AND COMPANY,

TYTO ACQUISITION CORPORATION,

and

PREVAIL THERAPEUTICS INC.

Dated as of December 14, 2020

i

Section 9.12.	Service of Process	70
Section 9.13.	Remedies	70
Section 9.14.	Cooperation	70
Section 9.15.	Specific Performance	70
Section 9.16.	Interpretation	71

Annexes
Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation
Annex III	Bylaws
Annex IV	Contingent Value Rights Agreement

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2020 (this “Agreement”), among Eli Lilly and Company, an Indiana corporation (“Parent”), Tyto Acquisition Corporation, a Delaware corporation and wholly owned Subsidiary of Parent (“Purchaser”), and Prevail Therapeutics Inc., a Delaware corporation (the “Company”).

WHEREAS, the boards of directors of Parent, Purchaser and the Company each have approved the acquisition of the Company on the terms and subject to the conditions set forth in this Agreement and, accordingly, Purchaser has agreed to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the issued and outstanding shares (each, a “Share” and, collectively, “Shares”) of Common Stock, par value $0.0001 per share, of the Company (“Company Common Stock”), for $22.50 per Share, net to the seller in cash, without interest (the “Closing Amount”), plus one contingent value right per share (a “CVR”) which shall represent the right to receive the Milestone Payment (as such term is used in the Contingent Value Rights Agreement in the form attached hereto as Annex IV (the “CVR Agreement”) to be entered into between Parent and a trustee mutually agreeable to Parent and the Company (the “Trustee”), if any, at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the Surviving Corporation, and each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares described in Section 3.1(b)) will be converted into the right to receive the Merger Consideration, net to the Seller in cash and without interest, upon the terms and conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) adopted this Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the boards of directors of Parent and Purchaser each have, on the terms and subject to the conditions set forth herein, adopted this Agreement and approved the Contemplated Transactions, including the Offer and the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering a Tender and Support Agreement in favor of Parent and Purchaser (the “Tender and Support Agreements”), pursuant to which such stockholders, among other things, will agree to tender all Shares beneficially owned by them to Purchaser in the Offer; and

WHEREAS, Parent, as sole stockholder of Purchaser, will approve this Agreement immediately following its execution;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1. The Offer.

(a) (i) Subject to the terms and conditions of this Agreement (and provided that this Agreement shall not have been terminated in accordance with Article VIII), Purchaser shall, and Parent shall cause Purchaser to, as promptly as practicable after the date of this Agreement (but in no event later than December 22, 2020), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer to purchase for cash any (subject to the Minimum Tender Condition) and all Shares at the Offer Price; provided, that if, at the time Purchaser intends to commence the offer, the Company is not prepared to file with the Securities and Exchange Commission (the “SEC”) and to disseminate to holders of Shares the Schedule 14D-9, Purchaser may, but until such time as the Company is so prepared, shall not be obligated to, commence the Offer. The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer shall be subject only to the satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”). Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire at one (1) minute after 11:59 p.m. Eastern Time on the twentieth (20th) Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”), or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, and/or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”). Purchaser expressly reserves the right at any time or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, in whole or in part, including the Offer Price, except that, without the prior written consent of the Company, Purchaser may not (A) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (B) change the form of the consideration payable in the Offer, (C) decrease the number of Shares sought pursuant to the Offer, (D) amend or waive the Minimum Tender Condition, (E) add to the conditions set forth on Annex I, (F) modify the conditions set forth on Annex I in a manner adverse to the holders of Shares, (G) extend the Expiration Date of the Offer except as required or permitted by Section 1.1(a)(ii) or (H) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

(ii) Subject to the terms and conditions of this Agreement and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser shall accept for purchase and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”).

Purchaser shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures. Purchaser shall (A) extend the Offer for one (1) or more periods of time of up to ten (10) Business Days per extension if at any scheduled Expiration Date any Offer Condition (other than the Minimum Tender Condition) is not satisfied and has not been waived (to the extent permitted hereunder) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, or The Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Offer; provided, that, Purchaser is not required to extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by the Company, Purchaser shall) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Purchaser), but not more than (10) ten Business Days each (or for such longer period as may be agreed to by Parent and the Company); provided, that the Company shall not request Purchaser to, and Purchaser shall not, extend the Offer pursuant to this sentence on more than three (3) occasions; provided, further, that Purchaser shall not without the prior written consent of the Company, and shall not be required to, extend the Offer beyond the Outside Date. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b) On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal and summary advertisement and other ancillary documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”) and shall disseminate the Offer Documents to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws. The Company shall furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company and required by applicable federal securities Laws to be set forth in the Offer Documents. Except from and after a Change of Board Recommendation, Parent and Purchaser shall (i) afford the Company a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC, (ii) promptly provide the Company and its counsel with a copy of any written comments (and a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (iii), consult with the Company regarding any such comments prior to responding thereto and (iv) promptly provide the Company with copies of any written responses to any such comments. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents as well as any material omissions from the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect. Parent and Purchaser shall take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

(c) Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d) Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VIII. If this Agreement is terminated pursuant to Article VIII, Purchaser shall terminate the Offer promptly (and in any event within twenty-four (24) hours of such termination of this Agreement pursuant to Article VIII), and Purchaser shall not acquire any Shares pursuant to the Offer. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Article VIII prior to the acquisition of Shares in the Offer, Purchaser shall promptly (and in any event within two (2) Business Days of such termination) return, and shall cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable Law, all Shares tendered into the Offer to the registered holders thereof.

(e) The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, division or subdivision of shares, consolidation of shares, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) or other similar transaction after the date of this Agreement and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration).

(f) Parent shall, and shall cause the Trustee to, at or prior to the Acceptance Time, duly authorize, execute and deliver the CVR Agreement.

Section 1.2. Company Consent; Schedule 14D-9.

(a) On the date of the filing of the Offer Documents, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to the conditions set forth herein, the Company Board Recommendation and provided, that the Company shall not be obligated to make such filing prior to December 22, 2020. The Company shall include in the Schedule 14D-9 (x) the information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL and (y) the fairness opinion delivered by Centerview Partners LLC (together with a description of such firm’s related analyses). The Company shall establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided, that, such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser shall, absent a Change of Board Recommendation, disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares. Parent and Purchaser shall furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company or required by applicable federal securities Laws to be set forth in the Schedule 14D-9. Except with respect to any amendments filed in connection with an Acquisition Proposal or a Change of Board Recommendation, Parent and Purchaser shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company shall (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Purchaser with copies of any responses to any such comments, in each case, except with respect to comments related to an Acquisition Proposal or in connection with a Change of Board Recommendation. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

Section 1.3. Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and computer files containing the names and addresses of the record holders of the Shares as of a recent practicable date (such date, the “Stockholder List Date”), and the Company shall furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares. Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser shall hold and use all information and documents provided to it under this Section 1.3 in accordance with the letter agreement regarding confidentiality, by and between Parent and the Company, dated August 13, 2019 (as amended or waived, the “Confidentiality Agreement”).

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2. Closing; Effective Time. Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251 of the DGCL), the closing of the Merger (the “Closing”) will take place at the offices of Ropes & Gray LLP, 1211 Avenue of the Americas, New York, New York, as soon as practicable following consummation of the Offer, but in no event later than the first (1st) Business Day, after the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”). At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”) and shall make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.3. Effects of the Merger. The Merger will have the effects set forth herein and in the DGCL.

Section 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company will, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 2.5. Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified. The Company shall request that each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the Company Board, to be effective as of the Effective Time.

Section 2.6. Merger Without a Vote of Stockholders. The Merger will be governed by Section 251(h) of the DGCL. The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 3.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b), Company Restricted Stock and any Dissenting Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. As of the Effective Time, all such Shares shall no longer be outstanding and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.4, without interest;

(b) each Share held in the treasury of the Company or owned by the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(c) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) fully paid and non-assessable share of common stock of the Surviving Corporation, which shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(d) each Dissenting Share immediately prior to the Effective Time will be cancelled and retired without any conversion thereof and shall cease to exist, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 3.3.

Section 3.2. Treatment of Equity Awards.

(a) The Company Board (or, if appropriate, the committee administering a Company equity incentive plan, inducement award program or other similar plan, program or arrangement under which equity incentive awards are outstanding, including, for the avoidance of doubt, the Company 2017 Equity Incentive Plan and the Company 2019 Equity Incentive Plan (each, a “Company Equity Plan” and, collectively, the “Company Equity Plans”)) has adopted, or, as soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), shall adopt, resolutions providing that, and has taken or shall take other necessary action providing that:

(i) At the Effective Time, each option to purchase Shares granted under a Company Equity Plan (other than the Company’s 2019 Employee Stock Purchase Plan (the “Company ESPP”)) (each such option, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, (x) an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (A) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Closing Amount over the applicable exercise price per Share under such Company Stock Option and (y) one (1) CVR for each share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time (without regard to vesting) (the “Option Consideration”); provided, that any Company Stock Option that has an exercise price that equals or exceeds the Closing Amount shall be cancelled for no consideration;

(ii) At the Effective Time, each Share of Company Restricted Stock that is outstanding immediately prior to the Effective Time will be converted, at the Effective Time, into the right to receive the Merger Consideration in accordance with Section 3.1 (without duplication) and under the same terms and conditions that apply to the receipt of the Merger Consideration by holders of Shares generally;

(iii) subject to Section 3.6, Parent shall cause the Surviving Corporation to make all payments to former holders of Company Stock Options and Company Restricted Stock required under Section 3.2(a) as promptly as practicable after the Effective Time or the Milestone Payment Date, as applicable, and, in any event, no later than the next regularly scheduled payroll date that follows (x) with respect to the Closing Amount, the Effective Time and (y) with respect to cash consideration payable upon satisfaction of a Milestone pursuant to the CVR Agreement, such time as the Rights Agent pays the aggregate Milestone Payment Amount in accordance with Section 2.4(b) of the CVR Agreement; and

(iv) each Company Equity Plan shall be terminated effective as of the Effective Time.

(v) As soon as practicable after the date hereof, the Company Board (or, if appropriate, the committee administering the Company ESPP) shall pass such resolutions and shall take all actions with respect to the Company ESPP that are necessary to provide that (A) no Offering or Purchase Period shall commence following the date hereof unless and until this Agreement is terminated; and (B) the Company ESPP shall terminate as of or prior to the Effective Time.

Section 3.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or effectively withdraws or otherwise loses his, her, or its right to appraisal. Instead, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and from and after the Effective Time, a holder of Shares who has properly exercised appraisal rights will not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares will be entitled only to receive payment of the appraised value of such Shares in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder effectively withdraws or loses his, her, or its right to appraisal in accordance with Section 262 of the DGCL, in which case such Dissenting Shares will be treated as if such Shares had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon and less any applicable tax withholding, upon surrender of the Certificate or Certificates, pursuant to Section 3.1.

(b) The Company shall provide Parent with prompt written notice of any demands for appraisal (including copies of any written demands), withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent will have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

Section 3.4. Surrender of Shares.

(a) At or immediately after the Acceptance Time, Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Closing Amount (calculated for the purposes of this Section 3.4(a) assuming that all outstanding Shares (other than Dissenting Shares) are tendered into the Offer), and Parent shall cause the Paying Agent to timely make all payments contemplated in Section 3.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided (i) that such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this Article III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Closing Amount, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 3.4(b). The aggregate Closing Amount as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.4(b), except as expressly provided for in this Agreement. Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b) As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) and (ii) instructions for effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, and the Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 3.4(b), each Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) No holder of record of a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1 in the right to receive the Merger Consideration, shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange therefor, the Merger Consideration for each Share formerly represented by such Book-Entry Share, and such Book-Entry Share will be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. No interest shall be paid or accrue on the cash payable in respect of a Book-Entry Share.

(d) At any time following the date that is six (6) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent or its designated Affiliate any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable to the holder of a Certificate or Book-Entry Share. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Merger Consideration. None of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered, or the applicable “agent’s message” or other evidence is not received in respect of a Book-Entry Share, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any Merger Consideration in respect of such Certificate or Book-Entry Share will, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) previously entitled thereto.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article III.

(f) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent shall cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares represented by such Certificate, without interest and less any applicable tax withholding.

Section 3.5. Section 16 Matters. Prior to the Acceptance Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares, Company Restricted Stock and Company Stock Options in the Contemplated Transactions.

Section 3.6. Withholding. The parties hereto and the Paying Agent are entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations thereunder (the “Treasury Regulations”), or any other applicable Tax Law. Any compensatory amounts payable pursuant to or as contemplated by this Agreement, including pursuant to Section 3.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable. To the extent that any amounts are so deducted and withheld and timely paid over to the appropriate Governmental Body, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.7. Transfer Taxes. If any payment pursuant to the Offer or the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it will be a condition to such payment that (a) such Certificate so surrendered or Book-Entry Share must be properly endorsed or must otherwise be in proper form and (b) the Person presenting such Certificate or Book-Entry Share to the Paying Agent for payment must pay to the Paying Agent any Transfer Taxes or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or must establish to the satisfaction of the Paying Agent and Parent that such Tax has been paid or is not required to be paid. Parent shall timely pay any other Transfer Taxes incurred in connection with the Contemplated Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement (which shall be arranged and in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article IV to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1. Organization and Corporate Power. The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company has no Subsidiaries. The Company has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (and all such Permits are in full force and effect), except where the failure to hold such Permits would not have a Company Material Adverse Effect. The Company is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a Company Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of the Company (the “Company Organizational Documents”), as in effect as of the date of this Agreement, have been heretofore made available to Parent and Purchaser, and the Company is not in violation of any provisions of the Company Organizational Documents.

Section 4.2. Authorization; Valid and Binding Agreement. Assuming the Contemplated Transactions are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger. The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions, that (a) approved this Agreement and (b) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”), which actions have not, as of the date of this Agreement, been rescinded, modified or withdrawn. As of the date of this Agreement, such actions are valid and have not been amended or withdrawn. No other corporate action pursuant to the Laws of the State of Delaware, on the part of the Company, is necessary to authorize this Agreement. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Purchaser and Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 4.3. Capital Stock.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 10,000,000 shares of undesignated Preferred Stock, $0.0001 par value per share, of which, as of December 14, 2020 (the “Measurement Date”), 34,248,033 Shares and no shares of undesignated Preferred Stock were issued and outstanding.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding Company Restricted Stock and Company Stock Options, including (i) the number of vested and unvested Shares subject thereto, (ii) the holders thereof, (iii) the exercise price (if any) and (iv) the date of grant. As of the Measurement Date, other than the Company Restricted Stock and the Company Stock Options, there were no other equity or equity-based awards outstanding, and the Company has granted no other such awards between the Measurement Date and the date of this Agreement.

(c) Except as disclosed in this Section 4.3 or set forth in Section 4.3(b) of the Company Disclosure Letter, the Company has no outstanding (i) shares of capital stock, restricted stock or other equity interests or voting securities, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, restricted stock units, profit participation or similar rights with respect to the Company, or (v) bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which the Company’s stockholders may vote. The Company has not initiated any Offering or Purchase Period under the Company ESPP.

Section 4.4. No Breach. The execution, delivery and performance of this Agreement by the Company and the consummation of the Offer and the Merger do not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.5 have been obtained, and all filings and obligations described in Section 4.5 have been made, conflict with or violate any Law, order, judgment or decree to which the Company or any of its properties or assets is subject, except any conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration or result in the creation of a Lien (other than a Permitted Lien) upon any of the properties or assets of the Company under, any Company Material Contract, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 4.5. Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by Nasdaq, (d) the filing of the Certificate of Merger, (e) the filing of applications, consents, approvals, authorizations and notices, as required by the FDA, the DEA and any other federal, state, local or foreign Governmental Body that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or medical devices or is concerned with or regulates public health care programs and (f) any filings with the relevant authorities of states in which the Company is qualified to do business, in each case, the Company is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Company in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not have a Company Material Adverse Effect.

Section 4.6. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed and furnished all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished by the Company under the Exchange Act since June 20, 2019 (such reports, schedules, forms, statements and other documents, the “Company SEC Documents”). As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act, as in effect on the date so filed, and (ii) at the time of filing, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review.

(b) The financial statements contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since June 20, 2019, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since June 20, 2019, neither the Company nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

(e) The Company has not effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) or Regulation S-K under the Exchange Act).

Section 4.7. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited balance sheet of the Company as of September 30, 2020, that is included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business, (c) incurred in connection with this Agreement or the Contemplated Transactions or (d) as set forth in Section 4.7 of the Company Disclosure Letter, the Company does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the balance sheet of the Company (or disclosed in the notes to such balance sheet).

Section 4.8. Absence of Certain Developments. From the Company Balance Sheet Date to the date of this Agreement, the Company has not experienced a Company Material Adverse Effect. Except in connection with the Contemplated Transactions or as set forth on Section 4.8 of the Company Disclosure Letter, from the Company Balance Sheet Date to the date of this Agreement, the Company has carried on and operated its business in all material respects in the ordinary course of business, and the Company has not taken, committed or agreed to take any actions that would have been prohibited by Section 6.1(b) (other than Section 6.1(b)(ii), (iii), and (iv)) if such covenants had been in effect as of the Company Balance Sheet Date.

Section 4.9. Compliance with Laws.

(a) The Company is, and has been since January 1, 2019, in compliance, in all material respects, with all Laws applicable to it, any of its properties or other assets, or its business or operations.

(b) Since January 1, 2019, (i) the Company has not received any written notice from any Governmental Body that alleges (A) any material violation or noncompliance (or reflects that the Company is under investigation or the subject of an inquiry by any such Governmental Body for such alleged noncompliance) with any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Permit, and (ii) the Company has not entered into any material agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law.

(c) Since January 1, 2019, the Company has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith.

(d) The Company and each of its officers and directors are in material compliance with, and have complied in all material respects with, (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.10. Title to Tangible Properties.

(a) The Company has good and valid title to, or holds pursuant to good, valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of the Company, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not have a Company Material Adverse Effect.

(b) The leased real property described in Section 4.10(b) of the Company Disclosure Letter (the “Company Real Property”) is a true and complete list of all the Company Real Property leases as of the date of this Agreement and constitutes all of the real property used, occupied or leased by the Company. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any person (other than the Company) the right to use or occupy the Company Real Property, and no other Person (other than the Company) is in possession of the Company Real Property. The Company Real Property leases are in full force and effect. Except as disclosed in Section 4.10(b) of the Company Disclosure Letter or as would not have a Company Material Adverse Effect, each of the Company Real Property leases is valid, binding and enforceable on the Company and, to the Knowledge of the Company, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws affecting creditors’ rights generally, and subject to general principles of equity, and is in full force and effect, and the Company has performed all material obligations required to be performed by it to date under each such lease. Neither the Company nor, to the Knowledge of the Company, any other party to the applicable the Company Real Property leases is in default in any material respect under any of such leases, and the Company has not given or received written notice of termination, cancellation, breach, or default under any such lease. No event has occurred which, if not remedied, would result in a default by the Company in any material respect under the Company Real Property leases, and, to the Knowledge of the Company, no event has occurred which, if not remedied, would result in a default by any party other than the Company in any material respect under the Company Real Property leases. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Real Property or any portion thereof or interest therein (except as disclosed in Section 4.10(b) of the Company Disclosure Letter).

(c) The Company has never owned any real property.

Section 4.11. Tax Matters.

(a) (i) The Company has timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by it and such Tax Returns are true, complete and correct in all material respects, and (ii) the Company has paid all material Taxes whether or not shown as due and payable on any Tax Return.

(b) There are no material Liens for Taxes (other than Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP) upon any of the assets of the Company.

(c) The Company has withheld and paid over all material Taxes required to have been withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Section 4.11(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the amount of any Taxes that otherwise would have been required to be remitted or paid in connection with amounts paid by the Company to any employee or individual service provider but have been deferred as permitted under the Coronavirus Aid, Relief, and Economic Security Act, as it may be amended or modified (the “CARES Act”). The Company has not applied for or received any loan established by the CARES Act, including any Small Business Administration Paycheck Protection Program loan.

(d) The Company has not been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(e) No deficiency for any material Tax has been asserted or assessed by a Governmental Body in writing (or, to the Knowledge of the Company, otherwise) against the Company which deficiency has not been paid, settled or withdrawn or is not being contested in good faith in appropriate proceedings. No material U.S., federal, state, local or foreign Actions relating to Taxes are pending or being conducted with respect to the Company. The Company has not received written notice of any material claim made by a Governmental Body in a jurisdiction where the Company does not file a Tax Return that the Company is subject to taxation by that jurisdiction.

(f) There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of the Company that is currently in force.

(g) The Company (i) is not a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes), (ii) has not been a member of an affiliated group filing a combined, consolidated or unitary Tax Return and (iii) has no material liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a successor or transferee.

(h) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in the method of accounting made prior to the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition entered into on or prior to the Closing or (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside of the ordinary course of business. The Company has no liability pursuant to Section 965 of the Code.

(i) The Company (i) has not been a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the two (2) years prior to the date hereof and (ii) has not been a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Notwithstanding any other provision of this Agreement, the representations in Section 4.7, this Section 4.11 and Section 4.16 are the only representations and warranties being made with respect to Tax matters.

Section 4.12. Contracts and Commitments.

(a) As of the date of this Agreement, the Company is not a party to or bound by any:

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date of this Agreement;

(ii) collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iii) Contract establishing any joint venture, partnership, collaboration or similar arrangement, in each case, that is reasonably likely to result in payments in excess of $1,000,000;

(iv) Contract (A) prohibiting or materially limiting the right of the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or to sell any material product or service exclusively to a single party, (C) under which any Person has been granted the (1) exclusive right to develop, manufacture, sell, market or distribute any product of the Company or (2) non-exclusive right to develop, manufacture, sell, market or distribute any product of the Company (excluding, solely for subclause (C)(2), any Routine Services Contracts entered into in the ordinary course of business), (D) provides for “exclusivity” or any similar requirement in favor of any Person or group of Persons or in any geographical area or (E) requiring the Company or any of its Affiliates (including, following the Closing, Parent or any of its Affiliates) to conduct any business on a “most favored nations” basis with any Person;

(v) Contracts in respect of Indebtedness of $250,000 or more;

(vi) Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company, on the other hand;

(vii) Contract relating to the voting or registration of any securities;

(viii) Contract containing a right of first refusal, right of first negotiation or right of first offer with respect to any equity interests or assets that have a fair market value or purchase price of more than $250,000 in favor of a party other than the Company;

(ix) Contract under which the Company is expected to make annual expenditures in excess of $500,000 during the current or a subsequent fiscal year;

(x) Corporate integrity agreements, consent decrees, deferred prosecution agreements, or other similar types of agreements with Governmental Bodies that have existing or contingent performance obligations;

(xi) Contracts of the Company relating to the settlement of any litigation proceeding that provide for any continuing material obligations on the part of the Company;

(xii) Contracts of the Company that prohibit, limit or restrict the payment of dividends or distributions in respect of the capital stock of the Company or otherwise prohibit, limit or restrict the pledging of capital stock of the Company or prohibit, limit or restrict the issuance of guarantees by the Company other than the Company Equity Plans or any Contracts evidencing awards granted under the Company Equity Plans;

(xiii) stockholders’, investors rights’, registration rights or similar Contract (excluding Contracts governing Company Stock Options or Company Restricted Stock);

(xiv) Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company leases or subleases any material real property;

(xv) Contract with or binding upon the Company or any of its respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvi) IP Contract containing terms addressing ownership, rights to use, covenants or waivers with respect to or the right to prosecute or enforce any Owned Intellectual Property or any other Company Intellectual Property;

(xvii) Contract with any academic institution, research center or Governmental Body (excluding any Routine Services Contracts entered into in the ordinary course of business) that relates to any Owned Intellectual Property or any other material Company Intellectual Property (or the research or development of any of the foregoing or the funding for such research or development activities);

(xviii) Contract not described in clause (xvi) above pursuant to which the Company has continuing guarantee, “earn-out” or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case, that could result in payments in excess of $500,000;

(xix) Contract with any independent contractor or consultant involving annual payments in excess of $250,000; and

(xx) Contract to enter into any of the foregoing.

Each such Contract described in clauses (i) through (xx) above of this Section 4.12(a) is referred to herein as a “Company Material Contract.”

(b) Parent has been given access to a true and correct copy of all written Company Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract.

(c) (i) Except as would not have a Company Material Adverse Effect, the Company (A) is not, and has not received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under and (B) has not waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination or cancellation of any Company Material Contract or that it intends to seek to terminate or cancel any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 4.13. Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all Patents, Trademarks and Copyrights owned or purported to be owned by, the Company, in each case, that have been registered with or issued by a Governmental Body, or with respect to which the Company has filed an application for registration (collectively, “Company Registered Intellectual Property”), indicating for each such item as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date. Section 4.13(a) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which the Company is the registrant.

(b) All Company Registered Intellectual Property is subsisting and in full force and effect. The Company (i) has made all necessary filings and paid all necessary registration, maintenance, renewal and other fees required for maintaining the Company Registered Intellectual Property and (ii) has timely filed all necessary documents and certificates in connection therewith with the relevant Patent, Trademark, Copyright, domain name or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Company Registered Intellectual Property in full force and effect. The Company is the exclusive owner of all rights, title and interests in and to all Owned Intellectual Property, free and clear of all Liens (except for Permitted Liens, non-exclusive licenses granted under the IP Contracts or under Routine Services Contracts entered into in the ordinary course of business, and Liens set forth in Section 4.13(b) of the Company Disclosure Letter), and possesses legally sufficient and enforceable rights pursuant to written agreements to use all other Company Intellectual Property as such Intellectual Property is used in the conduct of the Company’s business as of the date of this Agreement; provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.13(d) below. No third party has any joint ownership in any inventions claimed by any issued Patents or pending claims in any applications for Patents included in the Company Registered Intellectual Property.

(c) The Company uses commercially reasonable efforts to evaluate promptly whether inventions within the Owned Intellectual Property are patentable and, if so, the Company has used commercially reasonable efforts to file promptly patent applications with respect thereto, except where, in the exercise of reasonable business judgment, the Company has decided not to file or has decided to defer filing, a patent application on a potentially patentable invention. Except for such non-compliance that has not had a Company Material Adverse Effect, the Company has complied with all Laws regarding the duty of disclosure, candor and good faith in connection with each Patent included in the Company Registered Intellectual Property. Except as has not had a Company Material Adverse Effect, no public disclosure bar by the Company has occurred or on sale bar by the Company has arisen which has rendered or would reasonably be expected to render any Patent contained in the Company Registered Intellectual Property unenforceable or unpatentable.

(d) Since the formation of the Company, to the Knowledge of the Company, the conduct of the Company’s business has not misappropriated, infringed or otherwise violated and is not infringing, misappropriating or otherwise violating any Intellectual Property of any Person in any material respect. Since the formation of the Company, the Company has not received any written notice from any Person (i) claiming any violation, misappropriation or infringement of the Intellectual Property of such Person or (ii) contesting the use, ownership, validity or enforceability of any of the Company Intellectual Property; except, in the case of each of clause (i) and (ii), as has not had a Company Material Adverse Effect. As of the date of this Agreement, there is no action pending, or, to the Knowledge of the Company, threatened, against the Company claiming or contesting any of the foregoing (other than, for clarity, office actions initiated by the U.S. Patent and Trademark Office or any foreign equivalent in the ordinary course of prosecution). None of the material Company Intellectual Property is subject in any material respect to any pending or outstanding judgment that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Company Intellectual Property.

(e) Since the formation of the Company, to the Knowledge of the Company, no Person has misappropriated, infringed or violated or is infringing, misappropriating or otherwise violating any Owned Intellectual Property or Exclusive Intellectual Property in any material respect, and no such claims have been made against any other Person by the Company.

(f) Section 4.13(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company is a party. The Company has made available to Parent and Purchaser true and correct copies of all such IP Contracts. To the Knowledge of the Company, (i) each other party to any such IP Contracts has performed all material obligations required to be performed by such party as of the date of this Agreement and (ii) the Company is not in default of any such IP Contracts in any material respect. Except as set forth on Section 4.13(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (A) result in the breach of, or create on behalf of any third party the right to terminate or modify any IP Contract, (B) result in or require the grant, assignment or transfer to any other Person (other than Parent, Purchaser or any of their respective Affiliates) of any license or other right or interest under, to or in any of the Company Intellectual Property or any of the Intellectual Property of Parent, Purchaser or any of their respective Affiliates (other than with respect to any Routine Services Contract) or (C) cause a material loss or impairment of any Company Intellectual Property.

(g) No past or present director, officer, employee, consultant or independent contractor of the Company owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property or, to the Knowledge of the Company, any other Company Intellectual Property. Each current and former employee, officer and director of the Company, each current and former independent contractor and consultant of the Company and any other third party who is or has been involved in the creation or development of any Intellectual Property for or on behalf of the Company has executed a valid and enforceable written agreement (i) requiring such Person to maintain the confidentiality of all confidential information of the Company, (ii) permitting such Person to use such information only for the benefit of the Company in the scope of such Person’s employment or engagement by the Company (as the case may be) and (iii) providing for the effective assignment to the Company of all rights, title and interest in and to all Intellectual Property created or developed for the Company in the course of such Person’s employment or retention thereby. There is no material uncured breach by the Company or, to the Knowledge of the Company, the counterparty, under any such agreement.

(h) The Company has taken commercially reasonable steps to prevent the unauthorized disclosure or use of its material Trade Secrets (and to maintain the secrecy and value thereof). No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Company Intellectual Property, except for any such funding or use of facilities or personnel that does not result in the grant of any license, ownership right or other right by the Company to any Company Intellectual Property to any such

Governmental Body or educational institution or require or otherwise obligate the Company to grant or offer to any such Governmental Body or educational institution any license, ownership right, or other right to any such Company Intellectual Property (except for (i) pursuant to a Routine Services Contract or (ii) use rights during the term of the applicable agreement between the Company and such Governmental Body or educational institution solely to conduct activities within the scope of such applicable agreement or otherwise for internal research purposes pursuant to Contracts made available to Parent and Purchaser). No current or former employee, consultant or independent contractor of the Company who contributed to the creation or development of any Company Intellectual Property has, to the Knowledge of the Company, performed services for a Governmental Body or any university, college, research institute or other educational institution related to the Company’s business as presently conducted during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(i) Except as has not had a Company Material Adverse Effect: (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company (collectively, the “Company Systems”) are sufficient for the conduct of its business as presently conducted by Company, (ii) in the 12 months prior to the date of this Agreement, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company as presently conducted, and (iii) to the Knowledge of the Company, in the 12 months prior to the date of this Agreement, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

Section 4.14. Litigation. As of the date of this Agreement, there are no material Actions pending or threatened in writing against the Company or, to the Knowledge of the Company, against another Person for which the Company is providing indemnification or other support, at law or in equity, or before or by any Governmental Body, and the Company is not subject to or in violation of any outstanding material judgment, injunction, rule, order or decree of any court or Governmental Body.

Section 4.15. Insurance. Section 4.15 of the Company Disclosure Letter sets forth each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which the Company is a party as of the date of this Agreement. As of the date of this Agreement, each insurance policy under which the Company is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) the Company is not in breach or default under any such insurance policy, (ii) no notice of cancellation or termination has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 4.16. Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter lists all material Company Plans, noting with respect to any Company Plan so disclosed, if such Company Plan is subject to the laws of a jurisdiction other than the United States and identifying such jurisdiction.

(b) With respect to each material Company Plan, the Company has made available to Parent and Purchaser true and complete copies of the following (as applicable) prior to the date of this Agreement (other than any Company Plan that is included as a Company SEC Document): (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents with respect thereto, (iv) a copy of the most recent financial statements for the plan, (v) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, (vi) a copy of all material correspondence with any Governmental Body relating to a Company Plan received or sent within the last three years and (vii) a current Internal Revenue Service determination or opinion letter.

(c) Each Company Plan that is intended to meet the requirements to be “qualified” under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status.

(d) Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company, each Company Plan has been administered in compliance with its terms and complies in form and in operation with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law. As of the date hereof, to the Company’s Knowledge, there are no pending audits or investigations by any Governmental Body involving any Company Plan. Except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company, with respect to each Company Plan, there are no Actions pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits.

(e) None of the Company or any of its ERISA Affiliates has at any time within the last six (6) years sponsored, contributed to or been required to contribute to, or had any Liability or obligation in respect of, a plan that is or was at any relevant time (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or 3(37) of ERISA, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (v) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not be material to the Company or except as provided for under a Company Plan disclosed on Section 4.16(a) of the Company Disclosure Letter, none of the Company Plans obligates the Company to provide a current or former officer, director, employee or individual independent contractor (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant.

(f) Except as otherwise contemplated by this Agreement, or as set forth in Section 4.16(f) of the Company Disclosure Letter, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due by the Company to any current or former officer, director, employee, individual independent contractor of the Company or under a Company Plan, (ii) increase or otherwise enhance any benefits or compensation otherwise payable by the Company under any Company Plan or otherwise to a current or former officer, employee or individual independent contractor of the Company, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits or trigger any other obligation under any Company Plan, (iv) require the Company to set aside any assets to fund or trigger any payment or funding of any benefits under any Company Plan or (v) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. The Company has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code (or any corresponding provisions of state or local Law relating to Tax). The Company will provide to Parent as soon as reasonably practicable following the date hereof, but not later than ten (10) Business Days before the Effective Time, calculations regarding whether any payments made or which will be made to “disqualified individuals” are “excess parachute payments”, as such terms are defined in Section 280G of the Code (it being understood that such calculations shall not take into account any arrangements that Parent may offer or enter into with such “disqualified individuals” at or following the Effective Time).

(g) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been documented and operated in compliance in all material respects with Section 409A of the Code and the regulations thereunder. All Company Stock Options outstanding as of the date hereof have an exercise price that is no less than the fair market value of the underlying Shares on the date of grant, as determined in accordance with Section 409A of the Code, and are otherwise exempt from Section 409A of the Code. All awards of Company Stock Options and Company Restricted Stock are evidenced by written award agreements, in each case, substantially in the forms that have been made available to Parent. All holders of Company Restricted Stock have made a timely election under Section 83(b) of the Code with respect to the Shares covered by the Company Restricted Stock award.

Section 4.17. Environmental Compliance and Conditions. Except for matters that would not have a Company Material Adverse Effect:

(a) The Company is, and since January 1, 2019 has been, in compliance with all Environmental Laws;

(b) The Company holds, and is in compliance with, all Permits required under Environmental Laws to operate their business at the Company Real Property as presently conducted;

(c) Since January 1, 2019, the Company has not received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities under Environmental Laws; and

(d) To the Knowledge of the Company, the Company has not released any Hazardous Substance on, under or about the Company Real Property or any other real property now or formerly occupied or used by the Company in a manner that reasonably could be expected to give rise to Liability for the Company under any Environmental Laws.

Section 4.18. Employment and Labor Matters.

(a) The Company is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body. No employees of the Company are represented by a labor union, works council or other employee representative body. The Company has not experienced any labor disputes, picketing, strike, slowdown, work stoppage, lockout or material grievance, claim of unfair labor practices, or other collective bargaining dispute since January 1, 2019, and, to the Company’s Knowledge, has not experienced union organization attempts since such date. There is no unfair labor practice charge or complaint or other proceeding presently pending or, to the knowledge of the Company, threatened against the Company before the National Labor Relations Board or any equivalent state or local Governmental Body, in each case, that has resulted in, or would reasonably be expected to result in, individually or in the aggregate, a material liability to the Company.

(b) The Company is in compliance, in all material respects, with all Laws relating to labor and employment, including all such Laws relating to wages (including minimum wage and overtime wages), hours, human rights, discrimination, harassment, retaliation, pay equity, employment equity, paid sick days/leave entitlements and benefits (including the federal Emergency Paid Sick Leave Act), family and medical leave and other leaves of absence (including the federal Emergency Family and Medical Leave Expansion Act), workers’ compensation, safety and health, immigration, work authorization, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.

(c) There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to the Company between January 1, 2019 and the date of this Agreement.

(d) As of the date of this Agreement, no current Key Employee or group of employees has given notice of termination of employment or otherwise disclosed plans to an executive officer or director of the Company to terminate employment with the Company within the next twelve (12) months.

(e) All employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any material amounts being owed to such individual other than with respect to wages accrued before termination and severance under Company Plans disclosed on Section 4.16(a) of the Company Disclosure Letter or amounts required by applicable Law. The relationships with all individuals who act on their own as contractors or as other service providers can be terminated for any reason with no greater than sixty (60) days’ prior written notice, without any amounts being owed to such individuals, other than with respect to payments earned before the notice of termination. As of the date of this Agreement, no employee is on disability or other leave of absence, other than short-term absences of less than three weeks. As of the date of this Agreement, the Company has not sponsored any employee for, or otherwise knowingly engaged any employee working pursuant to, a nonimmigrant visa. As of the date of this Agreement, all employees of the Company are employed in the United States, and none of the written terms and conditions of their employment provide for the application of the Law of any jurisdiction other than the United States.

(f) The Company has made available to Parent a true and complete list of (i) the name of each officer and employee of the Company, (ii) each other individual who has accepted an offer of employment made by the Company but whose employment has not yet commenced and (iii) the names of each other individual to whom an offer of employment is outstanding by the Company, in each case, as of the date of this Agreement, together with each such individual’s actual or offered position or function, title, date of hire, location, status as active or inactive, whether such individual is on a time limited visa, base pay, bonus target, whether such position is exempt or non-exempt, leave status and expected return to work date.

(g) Section 4.18(g) of the Company Disclosure Letter lists all individual independent contractors to the Company who have performed services for the Company within the 12 months prior to the date hereof.

(h) The Company has made available to Parent a complete and accurate copy of each material written personnel policy and material written personnel rule or procedure generally applicable to employees of the Company.

(i) The Company is in compliance in all material respects with any and all “stay-at-home” orders or similar directives issued by state or local executive authorities applicable to any location in which the Company operates. To the extent the Company is requiring employees to perform in-person work in any locations subject to such an order or directive, the Company represents that all or part of its operations qualify as an “Essential Business” for purposes of such order (to the extent applicable). The Company has not implemented, and neither the Company Board nor any other applicable governing body of the Company has approved the implementation of, any reductions in hours, furloughs, or salary reductions that would reasonably be expected to (i) cause any employee currently classified as “exempt” under applicable federal and state law to lose such “exempt” status, or (ii) cause any employee’s compensation to fall below the applicable federal, state, or local minimum wage. To the Knowledge of the Company as of the date of this Agreement, to the extent any employees that have tested positive for COVID-19 as of the date of this Agreement, the Company has taken all necessary precautions with respect to such employee and his/her close contacts recommended by (i) the Centers for Disease Control and Prevention, (ii) the Occupational Health and Safety Administration, and (iii) any applicable state and local health authorities. The Company has also documented any such diagnosis to the extent required by the Occupational Health and Safety Administration.

Section 4.19. FDA and Regulatory Matters.

(a) The Company holds all material Permits, and has submitted written notices to, all Governmental Bodies, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, necessary for the lawful operation of the business of the Company as currently conducted (the “FDA Permits”), and as of the date of this Agreement, all such FDA Permits are (i) in full force and effect,(ii) in compliance with all material filing and maintenance requirements and (iii) in material good standing, valid and enforceable. There has not occurred any material violation of, or default (with or without written notice or lapse of time or both) under any FDA Permit. The Company has fulfilled and performed all of its material obligations with respect to such FDA Permits, and is in compliance in all material respects with the terms of all FDA Permits. To the Knowledge of the Company, no event has occurred which allows, or after written notice or lapse of time would allow, revocation or termination thereof. Since January 1, 2019, the Company has not received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Body alleging that any operation or activity of the Company is in material violation of any Law that applies to a FDA Permit. The Contemplated Transactions, in and of themselves, will not cause the revocation or cancellation of any FDA Permit pursuant to the terms of any such FDA Permit.

(b) Since January 1, 2019, all of the Company’s Products that are subject to the jurisdiction of the FDA or other Governmental Body are being manufactured, imported, exported, processed, developed, labeled, stored and tested by or on behalf of the Company in all material respects in compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA, Good Laboratory Practices and Good Clinical Practices. Since January 1, 2019, all applications, notifications, submissions, information, claims, reports and data utilized by the Company as the basis for, or submitted by the Company in connection with, any and all requests for the FDA Permits relating to the Company when submitted to the FDA or other Governmental Body were, to the Knowledge of the Company, true and correct in all material respects as of the date of submission, and any material updates, changes, corrections or modification to such applications, notifications, submissions, information, claims, reports and data required under applicable Laws have been submitted to the FDA or other Governmental Body. As of the date of this Agreement, the Company has not received any written notice or other written communication from any Governmental Body withdrawing or placing any clinical studies of the Products on “clinical hold” or requiring the termination or suspension or investigation of any pre-clinical studies or clinical trials of the Products. There are no investigations, suits, claims, actions or proceedings pending or threatened in writing against the Company with respect to any of the Products, or alleging any material violation by the Company, the Products of any such Law.

(c) Since January 1, 2019, the Company has not (i) made an untrue statement of a material fact or fraudulent statement to any Governmental Body, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation, (ii) failed to disclose a material fact required to be disclosed to any Governmental Body, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation or (iii) committed any act, made any statement, or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991), and any amendments thereto, or any similar policy or any other statute or regulation regarding the communication or submission of false information to any applicable Governmental Body. The Company has not committed or engaged in any fraud or falsification or forgery of any research or development data, report, studies or publications or of any document or statement voluntarily submitted or required to be submitted to any Governmental Body, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, HHS Office of Inspector General or the Center for Medicare and Medicaid Innovation. None of the Company or any of its respective officers or employees, or, to the Knowledge of the Company, any agents or clinical investigator acting for the Company, is or has been convicted of any crime or engaged in any conduct that has resulted in, or would reasonably be expected to result in, debarment from participation in any program related to pharmaceutical products pursuant to 21 U.S.C. Section 335a (a) or (b) or exclusion from participation in any federal health care program pursuant to 42 U.S.C. Section 1320a 7.

(d) Since January 1, 2019, the manufacture of Products, including any Products used in any clinical trials, by or on behalf of the Company has been and is being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. Since January 1, 2019, neither the Company nor, to the Knowledge of the Company, any person acting on its behalf has, with respect to any Product, (i) been subject to a Governmental Body shutdown or import or export prohibition or (ii) received any FDA Form 483, or other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters” or any similar written correspondence from any Governmental Body in respect of the Company alleging or asserting material noncompliance with any applicable Law or Permit and, to the Knowledge of the Company, no Governmental Body is considering such action.

(e) Since January 1, 2019, the manufacture of Products, including any Products used in any clinical trials, by or on behalf of the Company has been and is being conducted in material compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices. Since January 1, 2019, neither the Company nor, to the Knowledge of the Company, any person acting on its behalf has, with respect to any Product, (i) been subject to a Governmental Body shutdown or import or export prohibition or (ii) received any FDA Form 483, or other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters” or any similar written correspondence from any Governmental Body in respect of the Company alleging or asserting material noncompliance with any applicable Law or Permit and, to the Knowledge of the Company, no Governmental Body is considering such action. Between January 1, 2019 and the date of this Agreement, the Company has not either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any investigator notice, or other notice or action relating to an alleged lack of safety or efficacy or material regulatory compliance of any product candidate.

(f) The Company is, and at all times between January 1, 2019 and the date of this Agreement has been, in material compliance with all applicable Healthcare Laws and, as of the date of this Agreement, there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, written notice or demand pending, received by or overtly threatened in writing against the Company related to such Healthcare Laws.

(g) The Company is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Body.

(h) The Company has not, at any time since January 1, 2019, in any material respect, (i) violated or been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or been in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or been in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any anti-bribery or anti-corruption Law in any foreign jurisdiction, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (vi) received written notice that it is subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii) violated or been in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(i) Between January 1, 2019 and the date of this Agreement, the Company has complied in all materials respects with all applicable Privacy Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information, including providing any notice, obtaining any consent or prior authorization, and conducting any assessment required under applicable Laws (including the Personal Information of clinical trial participants, patients, patient family members, caregivers or advocates, employees, physicians and other health care professionals, clinical trial investigators, researchers and pharmacists). The Company has in place all required, and has complied in all material respects with each of its, written and published policies and procedures concerning the privacy and security of Personal Information (the “Privacy Policies”). As of the date of this Agreement, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws and/or Privacy Policies.

(j) Between January 1, 2019 and the date of this Agreement, the Company: (i) has not been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (ii) has not been debarred, excluded or suspended from participation in any Federal Health Care Program, (iii) has not had a civil monetary penalty assessed against it, him or her under 42 U.S.C. §1320a-7a, (iv) has not been listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management or other federal agencies, (v) has not received written notice that it is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense or (vi) has not engaged in any activity that is in violation of, or is cause for civil penalties, debarment, or mandatory or permissive exclusion under federal or state Laws.

Section 4.20. Brokerage. Other than Centerview Partners LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company or any of its affiliates.

Section 4.21. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser, or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Offer Documents or the Schedule 14D-9. The Schedule 14D-9 will, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

Section 4.22. No Rights Agreement; Anti-Takeover Provisions. As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Assuming the accuracy of the representations and warranties set forth in Section 5.9, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws apply or will apply to the Company pursuant to this Agreement, the CVR Agreement or the Contemplated Transactions.

Section 4.23. Opinion. The Company Board has received the written opinion of Centerview Partners LLC that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken set forth therein, the Offer Price to be paid to the holders of Shares (other than Shares that are held in the treasury of the Company or owned by the Company, Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or Purchaser, Company Restricted Stock and Dissenting Shares) pursuant to the Offer and the Merger is fair from a financial point of view, to such holders. The Company shall provide an executed copy of such written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company.

Section 4.24. No Vote Required. Assuming the Contemplated Transactions are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 5.9, no stockholder votes or consents are needed to authorize this Agreement or for the consummation of the Contemplated Transactions.

Section 4.25. Affiliate Transactions. No present or former officer or director of the Company or any Person owning 5% or more of the Company Common Stock, and no family member of any such natural Person, is a party to any Contract with or binding upon the Company or any of its properties or assets, or has any material interest in any property owned, leased or occupied by the Company, or has engaged in any material transaction with any of the foregoing within the 12 months preceding the date of this Agreement other than (a) compensation of directors and executive officers of the Company in the ordinary course and (b) equity interests granted to directors and executive officers of the Company.

Section 4.26. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER), THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1. Organization and Corporate Power. Each of Parent and Purchaser is validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Each of Parent and Purchaser has all requisite corporate power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not have a Purchaser Material Adverse Effect. Parent, directly or indirectly, owns beneficially and of record all of the outstanding capital stock of Purchaser free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws).

Section 5.2. Authorization; Valid and Binding Agreement. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the CVR Agreement, to perform the obligations thereunder and to consummate the Offer and the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Purchaser is organized, on the part of the Parent and Purchaser, is necessary to authorize this Agreement or the CVR Agreement. Each of Parent and Purchaser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes, and at the Acceptance Time, assuming the due authorization, execution and delivery by the Rights Agent, the CVR Agreement will constitute, its legal, valid and binding obligations, enforceable against it in accordance with their terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

Section 5.3. No Breach. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation of the Offer and the Merger do not, and the execution, delivery and performance of the CVR Agreement by Parent will not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained, and all filings and obligations described in Section 5.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Purchaser, either of their Subsidiaries or any of their properties or assets is subject, except any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Purchaser Material Adverse Effect.

Section 5.4. Consents. Except for (a) the applicable requirements of the HSR Act and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange and (d) the filing of the Certificate of Merger, the Parent and Purchaser are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement, the CVR Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by the Parent or Purchaser in connection with its execution, delivery and performance of this Agreement, the CVR Agreement or the consummation of the Contemplated Transactions.

Section 5.5. Litigation. As of the date of this Agreement, there are no proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not have a Purchaser Material Adverse Effect.

Section 5.6. Offer Documents; Schedule 14D-9. None of the Offer Documents, will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any Affiliate of the Company in writing specifically for inclusion in the Offer Documents. The Offer Documents will, at the time such documents are filed with the SEC, at the time the Offer Documents are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder.

Section 5.7. Brokerage. Other than Lazard Freres & Co. LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Purchaser.

Section 5.8. Operations of Purchaser. Purchaser has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation.

Section 5.9. Ownership of Shares. Other than as a result of this Agreement, neither Parent nor Purchaser, nor any of their “affiliates” or “associates,” is, or at any time during the last three (3) years has Parent or Purchaser or any of their “affiliates” or “associates” been, an “interested stockholder” of the Company (in each case, as such quoted terms are defined in Section 203 of the DGCL). Other than any Excluded Investment Fund Shares, neither Parent nor Purchaser, nor any of their affiliates and associates, beneficially owns any Shares or other securities of the Company or any options, warrants or other rights to acquire any economic interest in, the Company.

Section 5.10. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger. The vote or consent of Parent as the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.11. Funds. Parent has sufficient cash or other liquid financial resources to, and at the Acceptance Time and at the Effective Time, Parent will have, and shall cause Purchaser to have, available the cash necessary to, consummate the Contemplated Transactions, including payment in cash of the aggregate Closing Amount at the Acceptance Time and the aggregate Merger Consideration at the Effective Time and to pay all related fees and expenses, and to discharge all of Parent’s and Purchaser’s other liabilities as they become due. Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.12. Solvency. Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries will not have unreasonably small capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or its Subsidiaries.

Section 5.13. Investigation by Parent and Purchaser; Disclaimer of Reliance.

(a) Each of Parent and Purchaser (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company, (ii) has been furnished with or given adequate access to such information about the Company as it has requested and (iii) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement. Each of Parent and Purchaser acknowledges that neither the Company nor any of its Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Purchaser or any of their respective Affiliates or Representatives relied upon) any representation, warranty, covenant or agreement, express or implied, with respect to the Company, the businesses, assets, condition, operations and prospects of the Company, or the Contemplated Transactions, other than those expressly set forth in this Agreement. Each of Parent and Purchaser acknowledges and agrees that, subject to Section 8.5(a), neither the Company nor any other Person (including any officer, director, member or partner of the Company or any of its Affiliates) will have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article IV, the assets and the business of the Company are being transferred on a “where is” and, as to condition, “as is” basis. Each of Parent and Purchaser acknowledges (A) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company as contemplated hereunder and (B) has had the opportunity to negotiate the terms and conditions of this Agreement and the Contemplated Transactions and that the representations and warranties in this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the Contemplated Transactions.

(b) In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser may have received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company. Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, that each of Parent and Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Purchaser, and their Representatives will have no claim against any Person with respect thereto, subject to Section 8.5(a). Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 5.13(b), neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.14. Other Agreements. Parent and Purchaser have disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent and Purchaser has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company, on the other hand.

ARTICLE VI

COVENANTS

Section 6.1. Covenants of the Company.

(a) Except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement, (iv) any action taken, or omitted to be taken, in each case, that is reasonably necessary to comply with any directives, guidelines or recommendations promulgated by any Governmental Body in connection with or in response to COVID-19 or (v) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Acceptance Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company shall use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization and keep available the services of its current officers, employees and consultants and (C) to preserve its relationships with customers, suppliers, partners, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date.

(b) Except (i) as set forth in Section 6.1(a) of the Company Disclosure Letter, without limiting the generality of Section 6.1(a), during the Pre-Closing Period and except (i) as set forth in the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted by this Agreement or (iv) any action taken, or omitted to be taken, in each case, that is reasonably necessary to comply with any directives, guidelines or recommendations promulgated by any Governmental Body in connection with or in response to COVID-19, the Company shall not, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or shares or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Stock Option or Company Restricted Stock except, in each case, (1) as a result of net share settlement of any Company Stock Option or to satisfy the exercise price or withholding Tax obligations in respect of any Company Stock Option or Company Restricted Stock or (2) any forfeitures or repurchases of Company Stock Options and Company Restricted Stock;

(ii) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, (A) any shares of capital stock or other ownership interest in the Company, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities except for issuances in respect of (x) the exercise of a Company Stock Option or vesting of Company Restricted Stock outstanding on the date of this Agreement or issued in accordance with the terms of this Agreement or (y) pursuant to the contractual obligations existing on the date of this Agreement and set forth on Section 6.1(b)(ii) of the Company Disclosure Letter;

(iii) except as required by the terms of a Company Plan as in effect as of the date of this Agreement and for the payment of annual bonuses in respect of 2020 as contemplated by Section 6.1(a) of the Company Disclosure Letter, (A) increase the wages, salary or other compensation or benefits with respect to any of the Company’s officers, directors or employees, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation or severance, (C) take any action to accelerate any rights or benefits, or the funding of any payments or benefits, under any Company Plan or (D) establish, adopt, enter into, modify, amend in any material respect or terminate any Company Plan (or plan or arrangement that would be a Company Plan if in effect on the date hereof) or any collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body applicable to the Company;

(iv) hire any employee or terminate without cause any Key Employee;

(v) amend, or propose to amend, any Company Organizational Document (including by merger, consolidation or otherwise) or adopt a stockholders’ rights plan, or enter into any agreement with respect to the voting of its capital stock;

(vi) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(vii) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of the Company;

(viii) subject to clause (xi), make any capital expenditures that are individually or in the aggregate in excess of $50,000 above amounts indicated in the capital expenditure budget set forth on Section 6.1(b)(viii) of the Company Disclosure Letter;

(ix) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business;

(x) (A) incur any Indebtedness, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, (B) make any loans or advances to any other Person (other than advances to employees and other service providers for business and travel expenses in the ordinary course of business), (C) make any capital contributions to, or investments in, any other Person or (D) repurchase, prepay or refinance any Indebtedness, in each case, in an amount greater than $100,000;

(xi) sell, transfer, license, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of any tangible assets with a fair market value in excess of $250,000 in the aggregate;

(xii) sell, assign, license or otherwise encumber or transfer any Company Intellectual Property, except for non-exclusive licenses or sublicenses to Intellectual Property granted in the ordinary course of business or dispositions of immaterial Company Intellectual Property that the Company has decided, in the exercise of its reasonable business judgment, is not required for the business of the Company as currently conducted and as currently contemplated to be conducted;

(xiii) abandon, cancel, fail to renew or permit to lapse any material Company Registered Intellectual Property (excluding any abandonment of any Company Registered Intellectual Property at the end of the applicable statutory term, in the ordinary course of prosecution or otherwise in the ordinary course of business);

(xiv) disclose to any third party any material Trade Secret included in the Company Intellectual Property other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret, except for any such disclosures made as a result of publication of a Patent application filed by the Company or in connection with any required regulatory filing;

(xv) commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions, other than solely for monetary consideration not to exceed $1,500,000;

(xvi) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvii) (A) make, change or revoke any material Tax election with respect to the Company, (B) file any material amended Tax Return, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law), Tax allocation agreement or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes) relating to or affecting any material Tax liability of the Company, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or (E) settle or compromise any material Tax liability or Tax refund claim with respect to the Company, except, in each case, as required by applicable Law;

(xviii) waive, release or assign any material rights or claims under, or enter into, renew, materially amend, materially modify, exercise any material options or material rights of first offer or refusal under or terminate, any Company Material Contract or any Contract that, if existing as of the date of this Agreement, would have been a Company Material Contract;

(xix) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material Permits;

(xx) enter into a research or collaboration arrangement that contemplates payments by or to the Company excess of $250,000 in any twelve (12) month period;

(xxi) amend, cancel or terminate any material insurance policy naming the Company as an insured, a beneficiary or a loss payable payee without obtaining substitute insurance coverage;

(xxii) commence any clinical study of which Parent has not been informed prior to the date of this Agreement;

(xxiii) authorize, agree or commit to take any of the actions described in clauses (i) through (xxii) of this Section 6.1(b).

Section 6.2. Access to Information; Confidentiality.

(a) From and after the date of this Agreement until the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company shall, upon reasonable advance notice, (i) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours to relevant employees and facilities and to relevant books, contracts and records of the Company, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request and (iii) cause its officers to furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties, and personnel of the Company as Parent or Purchaser may from time to time reasonably request.

(b) Information obtained by Parent or Purchaser pursuant to Section 6.2(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement.

(c) Nothing in Section 6.2(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate any of its or its Affiliates’ respective obligations with respect to confidentiality, (ii) result in a violation of applicable Law or (iii) result in loss of legal protection, including the attorney-client privilege and work product doctrine; provided that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent without (x) jeopardizing such attorney-client privilege or work product doctrine or (y) violating applicable Law or any of the Company’s or its Affiliates’ respective obligations with respect to confidentiality, as applicable.

Section 6.3. Acquisition Proposals.

(a) The Company shall not, and shall instruct its Representatives not to: (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company to, any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal. The Company shall, and shall cause its directors and officers to, and shall direct its other Representatives to, (x) immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any Acquisition Proposal, (y) request the return or destruction of all confidential information provided by or on behalf of the Company to any such Person and (z) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal. Notwithstanding the foregoing, the Company and its Representatives may, solely in response to an inquiry or proposal that did not result from a material breach of this Section 6.3(a), (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding Section 6.3(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not result from a material breach of Section 6.3(a) and (ii) the Company Board or a committee thereof determines in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, that the Company may only take the actions described in clauses (A) or (B) above if the Company Board determines in good faith, after consultation with outside counsel, that the failure to take any such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law; provided, further, that (1) the Company shall not, and shall instruct its Representatives not to, disclose any material non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with terms governing confidentiality that, taken as a whole, are not materially less restrictive to the other Person than those contained in the Confidentiality Agreement, and (2) the Company shall, concurrently therewith or as promptly as reasonably practicable thereafter, and in any event within one (1) Business Day, provide or make available to Parent any material non-public information concerning the Company provided or made available to such other Person that was not previously provided or made available to Parent and Purchaser. The Company shall not, directly or indirectly, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided, that if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to take such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit the applicable Person (if such Person has not been solicited in breach of this Section 6.3) to make, on a confidential basis to the Company Board, an Acquisition Proposal, conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, this Section 6.3.

(c) The Company shall promptly (and in any event within one (1) Business Day) notify Parent in writing (including by email) of the receipt by the Company of any Acquisition Proposal, inquiry, request for information or other indication by any Person that it is considering making an Acquisition Proposal. The Company shall provide Parent promptly (and in any event within such two (2) Business Day period) the material terms and conditions of any such inquiry or Acquisition Proposal (including any subsequent amendments, modifications or supplements thereto) and the identity of the Person making any such inquiry or Acquisition Proposal.

(d) The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) approve or recommend, or propose publicly to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 6.3(b)) relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(e) Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if (A) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.3(a) and that the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal that did not result from a material breach of Section 6.3(a), and the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the Acquisition Proposal constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (C) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law and that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal, after consultation with outside counsel and taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period; and

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation and (B) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after consultation with outside counsel and considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(iv) The provisions of this Section 6.3(e) apply to any material amendment to the financial terms of any applicable Superior Proposal with respect to Section 6.3(e)(i) and Section 6.3(e)(ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i)(C) or (ii)(C) as the case may be. During the Notice Period, if requested by Parent, the Company shall negotiate in good faith with Parent regarding potential changes to this Agreement in such a manner that would eliminate the need for taking the actions set forth in Sections 6.3(e)(i)-(ii) (and in respect of a Superior Proposal, would cause such Superior Proposal to no longer constitute a Superior Proposal).

(f) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Shares a position contemplated by Rule 14e 2(a) and Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines in good faith, after consultation with outside counsel, that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided, that any such action that would otherwise constitute a Change of Board Recommendation shall be made only in compliance with Section 6.3(d) and Section 6.3(e) (it being understood that: (x) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (y) any disclosure of information to the holders of Shares that only describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected a Change of Board Recommendation shall be deemed not to be a Change of Board Recommendation).

(g) The Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 6.3 has occurred, the actions of the Company’s directors and Representatives acting in their authorized capacities on behalf of the Company shall be deemed to be the actions of the Company, and the Company shall be responsible for any breach of this Section 6.3 by its directors and Representatives acting in their authorized capacities on behalf of the Company.

Section 6.4. Employment and Employee Benefits Matters.

(a) Parent shall, and shall cause the Surviving Corporation to, for the period commencing at the Effective Time and ending December 31, 2021, maintain for each individual employed by the Company at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Parent or the Surviving Corporation (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable, in each case, as that provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees under the Company Plans that are disclosed in Section 4.16(a) of the Company Disclosure Letter (excluding cash incentive opportunities, severance, equity and equity-based awards and change in control-related payments or benefits) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Parent (or one of its Affiliates other than the Surviving Corporation) during such period substantially comparable to those benefits maintained for and provided to similarly situated employees of Parent (or its relevant Affiliate)) and (iii) severance benefits that are at least as favorable as the severance benefits provided in a Company Plan disclosed in Section 4.16(a) of the Company Disclosure Letter. Each of the Company, Parent and Purchaser acknowledges that the consummation of the Merger will constitute a change in control of the Company under the terms of the Company Plans disclosed in Section 4.16(f) of the Company Disclosure Letter.

(b) Parent shall, and shall cause the Surviving Corporation to, cause service rendered by Current Employees to the Company prior to the Effective Time to be taken into account with respect to employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits with respect to the same period of service and (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population. Without limiting the generality of the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation, to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(c) Prior to Closing, the Company shall establish (and its Compensation Committee shall approve) a program for retention bonuses (the “MIP Bonuses”) of up to $20,000,000 in the aggregate (the “MIP Pool”) to be granted to certain executives and key employees who have a critical role in research and development and achievement of the Milestone (as defined in the CVR Agreement) as may be selected by Parent in its sole discretion after consultation with the Company (the “MIP Participants”). As promptly as practicable following, but in no event prior to, the Closing Date, Parent shall select the MIP Participants and determine the amount of the MIP Pool that will be allocated to each MIP Participant. The MIP Bonuses will be payable on the Milestone Payment Date (as defined in the CVR Agreement), less applicable tax withholdings, subject to (i) achievement of the Milestone on or prior to the Expiration Date (as such terms are defined in the CVR Agreement); (ii) the MIP Participant’s continuous employment through the Milestone Payment Date; and (iii) the MIP Participant’s execution of an effective general release of claims in favor of the Surviving Corporation, Parent and related Persons in a form as provided by Parent. Notwithstanding the foregoing, the MIP Pool shall be reduced in the same manner and on the same schedule as the Milestone Payment (as defined in the CVR Agreement), and each amount granted to MIP Participants shall be affected pro rata.

(d) Without limiting the generality of Section 6.4, no provision of this Agreement (i) prohibits Parent, Purchaser or the Surviving Corporation from amending, modifying or terminating any individual Company Plan or any other employee benefit plan in accordance with its terms in a manner that does not conflict with or contravene the obligations of Parent, Purchaser, the Surviving Corporation or any of their respective Affiliates under this Section 6.4, (ii) requires Parent, Purchaser or the Surviving Corporation to keep any Person employed or otherwise providing services for any period of time, (ii) constitutes or shall be construed to constitute the establishment or adoption of, or amendment to, any Company Plan or other employee benefit plan or (iv) confers upon any Current Employee or any other Person (including any beneficiary or dependent thereof) any third-party beneficiary or similar rights or remedies.

Section 6.5. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Purchaser shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Certificate of Incorporation and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 6.5.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators, or Affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary, or agent of the Company, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Action, Parent shall cause the Surviving Corporation to advance to each Indemnified Party reasonable and documented out-of-pocket expenses incurred in the defense of the Action (provided that any Person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification). The Surviving Corporation shall reasonably cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder; provided, that the Surviving Corporation shall be entitled to assume the defense and appoint lead counsel reasonably acceptable to such Indemnified Party for such defense, except to the extent otherwise provided in an indemnification agreement set forth in the Company Disclosure Letter or to the extent the Surviving Corporation or such lead counsel fails to actively and diligently conduct the defense of such matter. The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder, unless (i) such settlement, compromise or consent includes (x) an unconditional release of such Indemnified Party from all liability arising out of such Action, (y) no finding or admission of any violation of Law or the rights of any Person and (z) no effect on any other claims that may be made against the Indemnified Party or (ii) such Indemnified Party otherwise consents in advance in writing to such settlement, compromise or consent. The Surviving Corporation’s obligations under this Section 6.5 shall continue in full force and effect for the period beginning upon the Effective Time and ending six (6) years from the Effective Time; provided, that all rights to indemnification in respect of any Action asserted or made within such period shall continue until the final disposition of such Action. Parent shall cause the Surviving Corporation to perform its obligations under this Section 6.5(b).

(c) Notwithstanding anything to the contrary in this Agreement, at or prior to the Effective Time, following good faith consultation with Parent and, if requested by Parent, utilizing Parent’s insurance broker, the Company may purchase a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided, that, the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time (the “Maximum Amount”). Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum Amount; provided, further, that if the annual premium of such insurance coverage exceeds such amount, the Surviving Corporation shall be obligated to obtain the maximum amount of coverage available for the Maximum Amount.

(d) Without limiting any of the rights or obligations under this Section 6.5, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and shall comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 6.5 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 6.5. The indemnification and advancement provided for in this Section 6.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 6.5.

Section 6.6. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Offer, the Merger and the other Contemplated Transactions as promptly as possible and, in any event, by or before the Outside Date. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign Antitrust Laws with respect to the Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made on or before December 18, 2020) and (ii) to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law. The parties also shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each of such meetings, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other with copies of all written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate.

(b) Parent shall, and shall cause each of its Subsidiaries and Affiliates to, take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as practicable and, in any event, by or before the Outside Date, including (i) promptly complying with any requests for additional information (including any second request) by any Governmental Body and (ii) contesting and defending any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Offer and the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof. Furthermore, Parent shall not take, and shall cause each of its Subsidiaries to not take, any action or omit to take any action that would reasonably be expected to delay clearance by any Governmental Body or to make clearance by any Governmental Body before the Outside Date less probable. Parent shall bear the expenses and costs incurred by the parties in connection with any filings or other such actions which may be required by such party to obtain clearance under any Antitrust Law for the consummation of the Offer and the Merger, in each case, after the initial filing in each jurisdiction. Notwithstanding anything to the contrary in this Section 6.6(b) or otherwise in this Agreement, neither Parent nor any of its Affiliates shall have any obligation offer, negotiate, commit to, or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or other disposition of any or all of the capital stock, assets, equity holdings, rights, products, or businesses of Parent or any of its Subsidiaries (including the Surviving Corporation), or any other restrictions on the activities of Parent or any of its Subsidiaries (including the Surviving Corporation); provided, however, that Parent shall take such actions with respect to the Company (including, after the Effective Time, the Surviving Corporation) if such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any Antitrust Laws by or before the Outside Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Parent and its Affiliates as a result of the Contemplated Transactions. In addition, the Company shall not offer or commit to take any of such actions without Parent’s prior written consent. For the avoidance of doubt, Parent shall not require the Company to, and the Company shall not be required to, take any action with respect to any consent decree, hold separate order or other applicable Law that binds the Company prior to the Effective Time.

(c) Without limiting the obligations in clauses (a) and (b) of this Section 6.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Offer or the Merger, each of Parent, Purchaser, and the Company shall cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, decision, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Offer or the Merger.

(d) Prior to the Acceptance Time, each party shall use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided, that, in no event will the Company be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 6.7. Public Announcements. The Company shall not, and Parent shall not, and shall cause each of its Subsidiaries to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party. The restrictions of this Section 6.7 do not apply to communications by the Company in connection with, or following, an Acquisition Proposal or a Change of Board Recommendation.

Section 6.8. Approval of Compensation Actions. Prior to the Acceptance Time, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an employment compensation, severance, or other employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1, 2020 and prior to the Acceptance Time that have not already been so approved. For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement; or (c) approval of, amendment to, or adoption of any Company Plan, including the MIP Pool and any awards thereunder.

Section 6.9. Conduct of Parent and Purchaser. Parent shall not, and shall cause each of its Subsidiaries to not, enter into any definitive agreement in respect of an acquisition of a business, Person or assets (i) in the gene therapy industry or (ii) in respect of the treatment of FTD-GRN, PD-GBA or nGD, in each case, that would reasonably be expected to, individually or in the aggregate, result in any Offer Conditions or the conditions to the Merger not being satisfied or prevent, materially delay, or materially impede the ability of Parent and Purchaser to consummate the Offer, the Merger, or the other Contemplated Transactions. Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Purchaser in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

Section 6.10. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.11. Operations of Purchaser. Prior to the Effective Time, Purchaser shall not engage in any other business activities and shall not incur any liabilities or obligations other than as contemplated herein.

Section 6.12. Stockholder Litigation. The Company shall notify Parent of actions, suits, or claims instituted against the Company or any of its directors or officers relating to this Agreement or the Contemplated Transactions (“Stockholder Litigation”). Parent shall have the right to participate in the defense of any such Stockholder Litigation, the Company shall consult with Parent regarding the defense of any such Stockholder Litigation, and the Company shall not settle or compromise any Stockholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed, or conditioned, unless (i) such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible) and/or (ii) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9, but in each case only if such settlement would not result in the imposition of any restriction on the business or operations of the Company or its Affiliates. The Company shall notify Parent promptly of the commencement or written threat of any proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such proceedings.

Section 6.13. Regulatory Matters. Between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement, the Company shall use commercially reasonable efforts to make available to Parent and its Representatives, as and to the extent reasonably requested by Parent, complete and accurate copies of (a) all material clinical and preclinical data relating to each Product and (b) all material written correspondence between the Company and the applicable Governmental Bodies relating to any Product, in the case of each of clauses (a) and (b) above, that comes into the Company’s possession or control during such time period promptly after the Company obtains such possession or control thereof and subject to the limitations set forth in Section 6.2. The Company shall, and shall direct its Representatives to reasonably consult and cooperate with Parent, as and to the extent requested by Parent, and consider in good faith the views of Parent in connection with any material FDA communications relating to clinical and preclinical trials related to the Products.

Section 6.14. Cash Management. Prior to the Effective Time, the Company shall convert all Investment Securities to Cash and Cash Equivalents.

Section 6.15. Stock Exchange De-listing. The Company shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger will be in effect. No statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and still be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger.

(b) Purchaser will have irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent and the Company.

Section 8.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body has issued a final order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the terms of this Section 8.2 are not available to any party unless such party has complied with its obligations under this Agreement in all material respects, including Section 6.6; or

(b) the Acceptance Time has not occurred on or prior to the date that is one hundred twenty (120) days after the date of this Agreement (the “Outside Date”); provided, however, that if as of such date, the Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement (Regulatory) is not satisfied, then the Outside Date will automatically be extended until the date that is one hundred eighty (180) days after the date of this Agreement (and such date will then be the Outside Date); provided, however, that this termination right is not available (i) to any party unless such party has complied in all material respects with its obligations under this Agreement, including Section 6.6 or (ii) to either party at any time the parties are litigating obligations under this Agreement.

Section 8.3. Termination by the Company. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company if:

(a) (i) Purchaser fails to timely commence the Offer in violation of Section 1.1 hereof (other than due to a violation by the Company of its obligations under Section 1.3), (ii) the Offer has expired or has been terminated, without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer, (iii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer or (iv) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Purchaser Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Purchaser of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

(b) The Company Board or any committee thereof effects a Change of Board Recommendation in respect of a Superior Proposal in accordance with Section 6.3(e)(i) or Section 6.3(e)(ii); provided, that, promptly following such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays the termination fee due pursuant to Section 8.5(b).

Section 8.4. Termination by Parent. This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent if:

(a) (i) Purchaser has complied with Section 1.1 hereof and, due to the failure of an Offer Condition to be satisfied, the Offer has expired or has been terminated without Purchaser having accepted for purchase the Shares validly tendered (and not withdrawn) pursuant to the Offer or (ii) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy gives rise to a Company Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period; or

(b) The Company Board or any committee thereof effects a Change of Board Recommendation, within ten (10) Business Days thereafter.

Section 8.5. Effect of Termination.

(a) In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than Section 1.1(d), the last sentence of Section 1.3, Section 6.2(b), Article VIII and Article IX, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any party (or of any of its Representatives); provided, however, that except in a circumstance where the termination fee is paid by the Company and accepted by Parent pursuant to Section 8.5(b) below, no such termination will relieve any Person of any liability for damages resulting from material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”) including with respect to the making of a representation set forth herein. Parent shall cause the Offer to be terminated immediately after any termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.3(b);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(b); or

(iii) (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(b) (but in the case of a termination by the Company, only if at such time Parent has complied with its obligations under this Agreement in all material respects, including Section 6.6), by Parent pursuant to Section 8.4(a)(i) or Section 8.4(a)(ii) or by the Company pursuant to Section 8.3(a)(ii), (B) any Person has publicly disclosed an Acquisition Proposal after the date of this Agreement and prior to such termination and (C) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal (and the transactions contemplated by such Acquisition Proposal are subsequently consummated) or the Acquisition Proposal is consummated (provided, that, for purposes of clause (C) of this Section 8.5(b)(iii), references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”);

Then, in any such case, the Company shall pay Parent a termination fee of $30,000,000.00, by wire transfer of immediately available funds to the account or accounts designated by Parent. Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent upon consummation of the transaction referenced therein. The Company will not be required to pay the termination fee pursuant to this Section 8.5(b) more than once.

(c) In the event the termination fee payable pursuant to Section 8.5(b) is paid to Parent in accordance with Section 8.5(b), Parent’s receipt of the termination fee shall be the sole and exclusive remedy of Parent and Purchaser in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations or warranties in this Agreement.

(d) The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent and Purchaser would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) when due and, in order to obtain such payment, Parent or Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b), the Company shall pay to Parent or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 8.6. Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 8.7. Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Parent or Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article IX.

Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email (provided no “bounce-back” or similar message is received), (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i) if to Parent or Purchaser, to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone No.: (317) 276-2000

Attention: Kenneth L. Custer, Vice President, R&D Business Development

with a copy (which shall not constitute notice) to:

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone No.: (317) 276-2000

Attention: General Counsel

with an additional copy (which will not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153-0119

Telephone: (212) 310-8000

Attention: Raymond O. Gietz; Matthew J. Gilroy

Email: Raymond.Gietz@weil.com; Matthew.Gilroy@weil.com

(ii) if to the Company, to:

Prevail Therapeutics, Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

Telephone No.: (917) 336-9310

Attention: General Counsel

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Christopher Comeau

Telephone: (617) 951-7000

Email: christopher.comeau@ropesgray.com

Section 9.3. Certain Definitions. For purposes of this Agreement the term:

“Acceptance Time” has the meaning set forth in Section 1.1(a)(ii).

“Acquisition Proposal” means any inquiry offer or proposal made or renewed by a Person or group (other than Parent or Purchaser) relating to the direct or indirect acquisition or purchase of, or that is structured to permit such Person or group to acquire, beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company (or the resulting direct or indirect parent entity of the Company or other surviving entity in such transaction) or twenty percent (20%) or more of the total assets of the Company, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, recapitalization, liquidation, dissolution, tender offer or exchange offer, licensing arrangement or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer and the Merger.

“Action” means any cause of action, audit, examination, mediation, action, suit, arbitration, proceeding, investigation or other legal proceeding.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.3(d).

“Antitrust Laws” has the meaning set forth in Section 6.6(b).

“Beneficial Owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act (and the term “beneficially owned” or “owns beneficially” has a corresponding meaning).

“Book-Entry Share” has the meaning set forth Section 3.4(c).

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings; provided, that in the case of determining a date on which any payment is due hereunder, “Business Day” shall mean any day (other than Saturday or Sunday) on which banks are open in New York, New York.

“CARES Act” has the meaning set forth in Section 4.11(c).

“Cash and Cash Equivalents” means the Company’s cash and cash equivalents which are highly liquid investments with a maturity of three months or less from the date of purchase determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“Certificate” has the meaning set forth in Section 3.4(b).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Change of Board Recommendation” means (a) the withdrawal, qualification or material modification of the Company Board Recommendation or the public announcement of any proposal to withdraw, qualify or materially modify the Company Board Recommendation (or any resolution or agreement to take any such action), (b) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of the Shares reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, (c) the adoption, endorsement, approval or recommendation (or any public proposal with respect to the same) of any Acquisition Proposal (or any resolution or agreement to take such action), (d) the failure to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the holders of Shares pursuant to the terms herein or (e) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal; provided, that Parent may deliver only one (1) such request with respect to any single Acquisition Proposal (other than with respect to material amendments, modifications or supplements thereto).

“Closing” has the meaning set forth in Section 2.2.

“Closing Amount” has the meaning set forth in Recitals.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 3.6.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet Date” means September 30, 2020.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.2.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Equity Plan” has the meaning set forth in Section 3.2(a).

“Company Equity Plans” has the meaning set forth in Section 3.2(a).

“Company ESPP” has the meaning set forth in Section 3.2(a)(i).

“Company Intellectual Property” means all Owned Intellectual Property, Exclusive Intellectual Property, and other Intellectual Property licensed to the Company by a third party.

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that (x), would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company, taken as a whole or (y) prevents the ability of the Company to consummate the Contemplated Transactions on or before the Outside Date; provided, however, that for purposes of clause (x), any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company operates, except to the extent such matters have a materially disproportionate adverse effect on the Company relative to the impact on other companies in the industry in which the Company operates; (b) the announcement of this Agreement or the Contemplated Transactions; (c) any change in the market price or trading volume of the Shares;

provided, that this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) acts of war or terrorism (including cyber attacks and computer hacking), national emergencies, natural disasters, force majeure events, weather or environmental events or health emergencies, including pandemics (including COVID-19) or epidemics (or the escalation of any of the foregoing), except to the extent such matters have a materially disproportionate adverse effect on the Company relative to the impact on other companies in the industry in which the Company operates; (e) changes in Laws or regulations, or the authoritative interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company, relative to the impact on other companies in the industry in which the Company operates; (f) the performance of this Agreement and the Contemplated Transactions, including compliance with covenants set forth herein (excluding the requirement that the Company operate in the ordinary course of business), or any action taken or omitted to be taken by the Company at the request or with the prior written consent of Parent or Purchaser; (g) any adverse safety event, adverse regulatory development or other adverse development relating to or affecting the Company’s manufacturing process, clinical trials, product candidates or development timelines, except for any such events of developments arising from (i) fraud or (ii) if the FDA issues both (a) one or more orders that impose a clinical hold on the investigation of PR001 and (b) one or more orders that impose a clinical hold on the investigation of PR006, the result of which (both (a) and (b)) would reasonably be likely to result in a termination of, or a delay of 18 months or more in dosing patients in, both the PR001 program and the PR006 program; (h) the initiation or settlement of any legal proceedings commenced by or involving (A) any Governmental Body in connection with this Agreement or the Contemplated Transactions or (B) any holder of Shares (on their own or on behalf of the Company) arising out of or related to this Agreement or the Contemplated Transactions; (i) matters listed on the Company Disclosure Letter or in the Company SEC Documents, to the extent the effects or consequences thereof were known or reasonably foreseeable by Parent; or (j) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided, that, this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause.

“Company Material Contract” has the meaning set forth in Section 4.12(a).

“Company Organizational Documents” has the meaning set forth in Section 4.1.

“Company Plan” means a Plan that the Company sponsors, maintains, contributes to or is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual independent contractor (who is a natural person) of the Company, or with respect to which the Company has any Liability, other than any Plans sponsored or maintained by a Governmental Body. For clarity, “Company Plans” includes “Company Equity Plans” and the “Company ESPP.”

“Company Real Property” has the meaning set forth in Section 4.10(b).

“Company Registered Intellectual Property” has the meaning set forth in Section 4.13(a).

“Company Restricted Stock” means each Share subject to vesting or forfeiture restrictions granted under a Company Equity Plan.

“Company SEC Documents” has the meaning set forth in Section 4.6(a).

“Company Stock Option” has the meaning set forth in Section 3.2(a)(i).

“Company Systems” has the meaning set forth in Section 4.13(i).

“Compensation Action” has the meaning set forth in Section 6.8.

“Confidentiality Agreement” has the meaning set forth in Section 1.3.

“Confidential Information” has the meaning set forth in Section 6.2(b).

“Contemplated Transactions” means each of the transactions contemplated by this Agreement.

“Contract” means any written or oral agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Copyrights” means all works of authorship (whether or not copyrightable, including all software, whether in source code or object code format) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Current Employees” has the meaning set forth in Section 6.4(a).

“CVR” has the meaning set forth in the Recitals.

“CVR Agreement” has the meaning set forth in the Recitals.

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i)(B), Section 6.3(e)(ii)(B) or Section 6.3(e)(iii)(B), which (a) in respect of a Superior Proposal, shall specify the identity of the Person who made such Superior Proposal and the material terms and conditions of such Superior Proposal and attach the most current version of the relevant transaction agreement and (b) in respect of an Intervening Event, shall include a reasonably detailed description of the underlying facts giving rise to such action.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 3.3(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” means any Law, relating to (a) the protection, investigation, remediation or restoration of the environment, human health and safety, or natural resources or (b) the handling, use, storage, treatment, transport, disposal, Release or threatened Release of any Hazardous Substance.

“ERISA” has the meaning set forth in Section 4.16(d).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has at any relevant time been, under common control, or treated as a single employer, with the Company, Parent or any of Parent’s Subsidiaries, as applicable, under Sections 414(b), (c), (m) or (o) of the Code or is or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” has the meaning set forth in Section 1.1(a)(i).

“Excluded Investment Fund Shares” means any Shares owned of record or beneficially by (a) any investment fund with respect to which Parent does not direct its investment activities or (b) any pension or other employee benefit plan administrator for any pension or other employee benefit plan maintained for the employees of the Parent or its Affiliates.

“Exclusive Intellectual Property” means all Intellectual Property that is exclusively licensed to the Company.

“Expiration Date” has the meaning set for in Section 1.1(a)(i).

“FCPA” has the meaning set forth in Section 4.19(h).

“FDA” has the meaning set forth in Section 4.19(a).

“FDA Permits” has the meaning set forth in Section 4.19(a).

“FDCA” has the meaning set forth in Section 4.19(a).

“Federal Health Care Program” has the meaning set forth in 42 U.S.C. 1320a-7b(f).

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Good Clinical Practices” means all applicable current Good Clinical Practice requirements for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of Clinical Trials, including, as applicable, (a) as set forth in the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use E6 and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (b) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) U.S. Code of Federal Regulations Title 21, Parts 50, 54, 56, 312 and 314, as may be amended from time to time, and (d) the equivalent applicable Laws in any relevant country, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

“Good Laboratory Practices” means the then-current requirements for laboratory activities for pharmaceuticals, as set forth in the FDA’s Good Laboratory Practice regulations as defined in 21 C.F.R. Part 58, and such standards of good laboratory practice as are required by the European Union and other organizations and governmental agencies in countries in which a Product is intended to be sold, to the extent such standards are not less stringent than United States Good Laboratory Practice.

“Good Manufacturing Practices” means all applicable current Good Manufacturing Practices requirements including, as applicable, (a) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, 601, and 610, and (b) the equivalent applicable Laws in any relevant country, each as may be amended and applicable from time to time.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including, any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, friable asbestos or other similarly hazardous substances or (b) any waste, material or substance defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import under any Environmental Law.

“Healthcare Laws” means, to the extent related to the conduct of Parent’s business or the Company’s business, as applicable, as of the date of this Agreement, means (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (b) the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§669, 1035, 1347 and 1518; 42 U.S.C. §1320d et seq.) and the regulations promulgated thereunder, (c) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (d) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder, (e) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder, (f) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs and (g) any and all other health care Laws and regulations applicable to Parent, Parent’s Subsidiaries or the Company or affecting their respective businesses.

“HIPAA” means collectively: (a) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including but not limited to its implementing rules and regulations with respect to privacy, security of health information, and transactions and code sets; (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); (c) the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services and (d) any federal, state and local laws regulating the privacy and/or security of individually identifiable information, in each case, as the same may be amended, modified or supplemented from time to time.

“HSR Act” has the meaning set forth in Section 4.5.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (d) all obligations of such Person under Finance Leases; (e) payroll Tax liabilities deferred pursuant to Section 2302 of the CARES Act, (f) all obligations of the type referred to in clauses (a) through (e) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability), and (g) all obligations of the type referred to in clauses (a) though (f) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (f) will be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Party” has the meaning set forth in Section 6.5(b).

“Initial Expiration Date” has the meaning set forth in Section 1.1(a)(i).

“Intellectual Property” means all rights, title and interest in or to intellectual property or other proprietary rights, in each case, whether protected, created or arising under the Laws of the United States or any other jurisdiction and whether registered or unregistered, including all rights in, arising out of, or associated therewith: (A) Trademarks; (B) Patents; (C) Trade Secrets; (D) Copyrights; and (E) Internet domain names.

“Intentional Breach” has the meaning set forth in Section 8.5(a).

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter material to the Company that was not known to the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known to the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof prior to the Acceptance Time; provided, however, that in no event will any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal constitute an Intervening Event; provided, further, that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, (ii) changes (including changes of applicable Law) or conditions generally affecting the industry in which the Company operates or (iii) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period.

“Investment Securities” means the Company’s investment securities determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“IP Contracts” means all: (a) Contracts pursuant to which any Person grants to the Company any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property material to the business of the Company as of the date of this Agreement (excluding non-exclusive licenses for Off-the-Shelf Software); (b) Contracts pursuant to which the Company grants any Person any license, sublicense, consent, waiver, covenant not to sue or other right with respect to any Intellectual Property material to the business of the Company as of the date of this Agreement; (c) co-existence agreements and settlement agreements relating to any Owned Intellectual Property or Exclusive Intellectual Property; (d) Contracts that provide for the invention, creation, conception or development of any Intellectual Property (i) by the Company for any Person or (ii) by any other Person for the Company; (e) Contracts that provide for the assignment or other transfer of any Intellectual Property by the Company to any Person; and (f) Contracts pursuant to which the Company is restricted in any material respect from using or practicing any Intellectual Property that is material to the continued operation of the business of the Company as of the date of this Agreement (disregarding for these purposes (i) field limitations that may apply to Intellectual Property licensed to the Company, (ii) use limitations that may apply to Intellectual Property to which the Company has been granted rights (e.g. limitations to use products manufactured for the Company solely for specified purposes, such as solely for research) and (iii) customary confidentiality obligations); excluding, in each case ((a),(b), (d), (e) and (f)), Routine Services Contracts entered into in the ordinary course of business..

“Key Employee” means any director level or more senior employee of the Company employed as of the date of this Agreement.

“Knowledge” of Parent or the Company, as applicable means the actual knowledge, after reasonable internal inquiry and reasonable inquiry with external patent counsel, of the chief executive officer, the members of the executive leadership team or, solely with respect of the Company, the vice president of quality assurance and vice president of human resources.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, Permit, rule, regulation, or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes, but is not limited to, Healthcare Laws and Environmental Laws.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Maximum Amount” has the meaning set forth in Section 6.5(c).

“Measurement Date” has the meaning set forth in Section 4.3(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Minimum Tender Condition” has the meaning set forth in Annex I(a).

“MIP Bonuses” has the meaning set forth in Section 6.4(c).

“MIP Participants” has the meaning set forth in Section 6.4(c).

“MIP Pool” has the meaning set forth in Section 6.4(c).

“Nasdaq” has the meaning set forth in Section 1.1(a)(ii).

“Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Eastern Time) and ending on the fourth (4th) Business Day thereafter at 5:00 p.m. Eastern Time; provided, that, with respect to any material change in the financial terms of any Superior Proposal, the Notice Period will extend until 5:00 p.m. Eastern Time on the second (2nd) Business Day after delivery of such revised Determination Notice; provided, further, that if fewer than five (5) Business Days remain prior to the scheduled Expiration Date and Purchaser has not extended the Offer pursuant to Section 1.1(a)(ii), the Notice Period will be the period beginning upon delivery by the Company to Parent of a Determination Notice and ending twenty-four (24) hours thereafter.

“OECD Convention” has the meaning set forth in Section 4.19(h).

“Offer” has the meaning set forth in the Recitals.

“Offer Conditions” has the meaning set forth in Section 1.1(a)(i).

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in Recitals.

“Off-the-Shelf Software” means software, other than open source software, obtained from a third party (a) on general, non-negotiated commercial terms and that continues to be widely available on such commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company, (c) that is used for business infrastructure or other internal purposes and (d) was licensed for fixed payments of less than $100,000 in the aggregate or annual payments of less than $100,000 per year.

“Option Consideration” has the meaning set forth in Section 3.2(a)(i).

“Other Product Candidates” means any product candidate currently under development by the Company (other than the Products).

“Outside Date” has the meaning set forth in Section 8.2(b).

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company.

“Parent” has the meaning set forth in the Preamble.

“Patents” means all patents, issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Paying Agent” has the meaning set forth in Section 3.4(a).

“Permits” means all approvals, authorizations, certificates, registrations, exemptions, consents, licenses, orders and permits and other similar authorizations of all Governmental Bodies and all other Persons.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are not delinquent and that are not, individually or in the aggregate, significant, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased Company Real Property which are not violated by the current use and operation of the leased Company Real Property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased Company Real Property that do not materially impair the occupancy, marketability or use of such leased real property for the purposes for which it is currently used or proposed to be used in connection with the Company’s business (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens and liens securing rental payments under Finance Leases and (g) those matters identified in the Permitted Liens Section of the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means data and information concerning an identifiable natural person and any definition for any similar term (e.g., “personal data” or “personally identifiable information” or “PII”) provided by applicable Laws, or by either Party in any of its own privacy policies, notices or contracts, all information that identifies, could be used to identify or is otherwise associated with an individual person, whether or not such information is associated with an identified individual person.

“PHSA” has the meaning set forth in Section 4.19(a).

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation and benefit plan, policy, program, arrangement or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not, and covering one or more natural Persons, including any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, termination, retention, employment, consulting, change in control, bonus, incentive, deferred compensation, pension, profit sharing, retirement, supplemental retirement, employee loan, hospital, medical, health, welfare, 401(k), dental, vision, workers’ compensation, disability, life insurance, death benefit, vacation, paid time off, leave of absence, employee assistance, tuition assistance or other fringe benefit plan, policy, program, arrangement or agreement, other than any “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

“Pre-Closing Period” has the meaning set forth in Section 6.1(a).

“Privacy Laws” mean all foreign or domestic Laws (including HIPAA), legal requirements and self-regulatory guidelines relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Privacy Policies” has the meaning set forth in Section 4.19(i).

“Products” means the product candidates referred to as PR001, PR004 and PR006.

“Prohibited Payment” has the meaning set forth in Section 4.19(h).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence, or other matter that has a material adverse effect on the ability of Parent or Purchaser to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Routine Services Contracts” means (a) materials transfer agreements, manufacturing services agreements, clinical contract services agreements, clinical scale agreements, or clinical trial agreements, in each case, that grant non-exclusive rights to use Company Intellectual Property solely to conduct research, manufacturing, clinical trial activities, or other services within the scope of the applicable agreement and that do not otherwise involve a grant of rights to use any Company Intellectual Property for the research, supply, manufacturing, development or commercialization of Products or (b) Contracts pursuant to which the Company is granted non-exclusive rights to use the Company Systems or any research tools and that do not otherwise involve any assignment, transfer or grant of rights with respect to any Company Intellectual Property (except, with respect to research tools, non-exclusive licenses to use modified versions of the research tools granted back to the provider of such research tools).

“Sarbanes-Oxley” has the meaning set forth in Section 4.9(d).

“Schedule 14D-9” has the meaning set forth in Section 1.2(a)

“Schedule TO” has the meaning set forth in Section 1.1(b).

“SEC” has the meaning set forth in Section 1.1(a)(i).

“Share” has the meaning set forth in the Recitals.

“Shares” has the meaning set forth in the Recitals.

“Stockholder List Date” has the meaning set forth in Section 1.3.

“Stockholder Litigation” has the meaning set forth in Section 6.12.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means any written bona fide (as reasonably determined by the Company Board in good faith) Acquisition Proposal received after the date of this Agreement that did not result from a material breach of Section 6.3(a) (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Company Board or a committee thereof has determined in good faith, after consultation with outside counsel and its independent financial advisor, is superior to the Acquisition Proposal reflected in this Agreement, taking into account all of the terms and conditions (including all of the financial, regulatory, financing, conditionality, legal and other terms, as well as the likelihood of consummation thereof) and all other aspects of such Acquisition Proposal (including any changes to the terms of this Agreement proposed by Parent).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body in connection with the administration, determination, assessment or collection of any Tax.

“Tender and Support Agreement” has the meaning set forth in the Recitals.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for any of the foregoing and all renewals and extensions thereof, and all goodwill associated therewith and symbolized thereby.

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, biological, chemical, biochemical, toxicological, pharmacological and metabolic material and information and data relating thereto, formulation, clinical, analytical and stability information and data, inventions (including conceptions and/or reductions to practice), invention and technical reports, pricing information, research and development information, technology, techniques, procedures, processes, formulae, methods, formulations, discoveries, specifications, designs, drawings, algorithms, plans, improvements, models, techniques and methodologies.

“Transfer Taxes” means sales, transfer, stamp, stock transfer, documentary, registration, value added, use, real property transfer and any similar Taxes and fees.

“Treasury Regulations” has the meaning set forth in Section 3.6.

“Trustee” has the meaning set forth in the Recitals.

“UK Bribery Act” has the meaning set forth in Section 4.19(h).

“WARN” has the meaning set forth in Section 4.18(b).

Section 9.4. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule, law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in an acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 9.5. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly-owned subsidiary of Parent, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement; provided, further, that any such assignment shall not take place after the commencement of the Offer and shall not otherwise materially impede or delay the consummation of the Contemplated Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.6. Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the exhibits, annexes, and instruments referred to herein) and the Tender and Support Agreements constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remains in full force and effect until the expiration thereunder. Except for (a) the rights of the holders of Shares to receive the Offer Price and the Merger Consideration, and the holders of Company Stock Options and Company Restricted Stock to receive the consideration described in Section 3.2, (b) the right of the Company, on behalf of the holders of Shares and the holders of Company Stock Options and Company Restricted Stock (each of which are third party beneficiaries hereunder to the extent required for this clause (b) to be enforceable), to pursue specific performance as set forth in Section 9.15 or, if specific performance is not sought or granted as a remedy, damages (which damages the parties agree may, if ordered by a court of competent jurisdiction, be based upon a decrease in share value or lost premium) in the event of Parent’s or Purchaser’s breach of this Agreement, and (c) as provided in Section 6.5 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 9.7. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.9. Counterparts. This Agreement may be executed and delivered (including by email transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.10. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time.

Section 9.11. Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, the Merger, or the Contemplated Transactions (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, the Merger, or the Contemplated Transactions in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided, that, each of the parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.12. Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.11(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing will not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.13. Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 9.14. Cooperation. Except from and after a Change of Board Recommendation, the parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Contemplated Transactions and to carry out the intent and purposes of this Agreement (including providing Parent with information reasonably requested to support calculations under Section 280G of the Code).

Section 9.15. Specific Performance.

(a) The parties hereto acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur that monetary damages could not make whole. It is accordingly agreed that (i) each party hereto will be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to compel specific performance to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking and (ii) the parties hereto will, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b) Notwithstanding the parties’ rights to specific performance pursuant to Section 9.15(a), each party may pursue any other remedy available to it at law or in equity, including monetary damages.

Section 9.16. Interpretation. When reference is made in this Agreement to an Article, Section or Exhibit, such reference will refer to Articles and Sections of, and Exhibits to, this Agreement unless otherwise indicated. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive. Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders. Any reference to any Person shall be construed to include such Person’s successors and assigns. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Eli Lilly and Company

By:	/s/ David A. Ricks
Name: David A. Ricks
Title: Chairman and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Tyto Acquisition Corporation

By:	/s/ Kenneth L. Custer
Name: Kenneth L. Custer
Title: President

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Prevail Therapeutics Inc.

By:	/s/ Asa Abeliovich, M.D., Ph.D.
Name: Asa Abeliovich, M.D., Ph.D.
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Date:

(a) there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned Subsidiaries), represents a majority of the Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”); and

(b) any applicable waiting period under the HSR Act in respect of the Contemplated Transactions has expired or been terminated.

2. Additionally, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a) any court of competent jurisdiction or other Governmental Body has issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger;

(b) (i) the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time and has not thereafter cured such breach or failure to comply, and such breach or failure to comply has not been waived in writing by Parent or Purchaser, (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.20 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required)) and that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had a Company Material Adverse Effect or (iii) the representations and warranties set forth in Section 4.1 (Organization and Corporate Power),

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Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.20 (Brokerage), Section 4.23 (Opinion) and Section 4.24 (No Vote Required) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date);

(c) the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Paragraphs 2(b) and 2(d) have been satisfied as of the Expiration Date;

(d) since the date of the Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect; or

(e) the Agreement has been terminated pursuant to its terms.

The conditions set forth in Paragraph 2 of this Annex I are for the benefit of Parent and Purchaser and (except for the conditions set forth in clauses 1(a) and 2(e)) may be waived by Parent or Purchaser in whole or in part at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

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Annex II

CERTIFICATE OF INCORPORATION

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Annex III

BYLAWS

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Annex IV

CONTINGENT VALUE RIGHTS AGREEMENT